UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

Town Sports International Holdings, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	000-52013	20-0640002
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1001 US North Highway 1 Suite 602
Jupiter, Florida 33477
(Address of principal executive offices)

TOWN SPORTS INTERNATIONAL HOLDINGS, INC.
1001 US North Highway 1, Suite 602
Jupiter, Florida 33477

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Securities and Exchange Commission Rule 14f-1
Notice in Change in the Composition of the Board of Directors
December 28, 2020

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Town Sports International Holdings, Inc.

INTRODUCTION

This Information Statement is being mailed on or about December 30, 2020, to the stockholders of record of common stock, par value $0.001 per share (the “Common Stock”) of Town Sports International Holdings, Inc., a Delaware corporation (the “Company,” “we,” “us” and “ours”), as of the close of business on December 22, 2020 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transactions described herein will not occur until at least 10 days following the mailing of this Information Statement.

DESCRIPTION OF THE CHANGE IN CONTROL

On December 28, 2020 (the “Closing Date”), the Company, entered into a credit agreement (the “Credit Agreement”) with the several lenders party thereto (the “Lenders”) and Alter Domus (US) LLC, as administrative agent (the “Administrative Agent”), pursuant to which the Lenders agreed to provide senior secured first lien term loans in an aggregate principal amount of up to $100.0 million to the Company consisting of (a) initial senior secured first lien term loans in an aggregate principal amount of $5.0 million (the “Initial Loans”), which Initial Loans were drawn at closing, and (b) senior secured first lien delayed draw term loans in an aggregate principal amount of up to $95.0 million (the “Delayed Draw Term Loans” and, together with the Initial Loans, the “Loans”), in each case, subject to the terms and conditions set forth in the Credit Agreement. In order to incur any of the Delayed Draw Term Loans, the Company must satisfy certain conditions, including, but not limited to, the following: (i) if the incurrence of such Delayed Draw Term Loans occurs on or prior to June 30, 2021, (a) unless made in connection with any acquisition approved by the majority of the Board, the proceeds of such Delayed Draw Term Loans must be used in compliance with the Approved Budget (as defined in the Credit Agreement), and (b) the Unrestricted Cash (as defined in the Credit Agreement) of the Company and its subsidiaries immediately prior to such incurrence may not exceed $5.0 million and, (ii) if the incurrence occurs after June 30, 2021, the Consolidated Total Leverage Ratio (as defined in the Credit Agreement) for the prior four fiscal quarter period may not exceed 4.00 to 1.00 after giving pro forma effect to the incurrence of such Delayed Draw Term Loans. The Company’s obligations under the Credit Agreement are guaranteed by certain subsidiaries of the Company (collectively with the Company, the “Guarantors”). On the Closing Date, the Company, the Guarantors and the Administrative Agent entered into a guarantee and collateral agreement pursuant to which the Guarantors guaranteed the debt under the Credit Agreement and the Company and the Guarantors granted a first-priority lien on substantially all of their assets (subject to certain exceptions) in favor of the Administrative Agent and the Lenders.

On the Closing Date, the Company paid in-kind in the form of additional term loans a closing fee equal to $10.0 million, representing 10.0% of the aggregate principal amount of the commitments provided by the Lenders as of the Closing Date. Borrowings under the Credit Agreement accrue interest at a rate of either 10.0% per annum payable in cash or 12.0% per annum payable in-kind. The Credit Agreement will mature on December 28, 2025 (or, if such day is not a business day, the immediately precedent business day). Prior to the second anniversary of the Closing Date, the Loans may be prepaid at their principal amount plus a make whole premium. On or after the second anniversary of the Closing Date, the Company may prepay the Loans, in whole or in part, at any time, subject to a prepayment premium equal to (a) 10.0% of the principal amount prepaid if prepaid before the third anniversary of the Closing Date and (b) 5.0% of the principal amount prepaid if prepaid after the third anniversary of the Closing Date but prior to the fourth anniversary of the Closing Date. Thereafter, no prepayment premium is applicable.

The Credit Agreement also provides that PW Partners Capital Management LLC may elect to provide, on or prior to January 29, 2021, up to $10.0 million of additional commitments to lend Delayed Draw Term Loans, subject to the terms and conditions set forth in the Credit Agreement, including the payment by the Company of a closing fee representing 10.0% of such additional commitments to be paid in-kind in the form of additional term loans and the issuance of shares of Common Stock.

As compensation for agreeing to provide the Loans and related commitments, on the Closing Date, affiliates of Kennedy Lewis Investment Management LLC (“KLIM”) received approximately 41.5 million shares of Common Stock, equal to 51% of the fully diluted outstanding Common Stock as of the Closing Date (such shares, the “Consideration Shares”). After giving effect to the receipt of the Consideration Shares, KLIM beneficially owned 45,735,483 shares of Common Stock, representing approximately 56.2% of the Common Stock outstanding after the issuance. The borrowing of the Loans pursuant to the Credit Agreement together with the issuance of the Consideration Shares is referred to herein as the “Transactions”.

In connection with the Transactions, the Company’s Board increased the size of the Board from four to five directors, Martin J. Annese and Jeffery Crivello then tendered their resignations as members of the Board and the remaining members of the Board appointed David Chene, Doug Logigian and Brian Dubin as new members to fill the vacancies created by the increase in the size of the Board and subsequent resignations, with the appointment of Doug Logigian to take effect ten days after transmission of this Information Statement on Form 14f-1 to all holders of our Common Stock. As a result of the Transactions, KLIM became the majority stockholder of the Company.

The change in a majority of our directors will occur upon the expiration of the ten-day period from the date of mailing this Information Statement required under Rule 14f-1.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

Prior to the closing of the Transactions, the directors of the Company were Patrick Walsh, Martin J. Annese, Jeffery Crivello and Justin Lundberg. Upon closing of the Transactions, Martin J. Annese and Jeffery Crivello resigned and David Chene, Doug Logigian and Brian Dubin were appointed to the Board with the appointment of Doug Logigian to take effect ten days after transmission of this Information Statement on Form 14f-1 to all holders of our Common Stock. As a result of the Transactions, the Company will experience a change in a majority of the members of its Board.

VOTING SECURITIES

Our Amended and Restated Certificate of Incorporation authorizes us to issue 100,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). As of the Record Date, 29,726,375 shares of our Common Stock and no shares of our Preferred Stock were issued and outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

As noted above, in connection with the Transactions, the Company’s Board of Directors increased the size of the Board from four to five directors, Martin J. Annese and Jeffery Crivello then tendered their resignations as members of the Board and the remaining directors appointed David Chene, Doug Logigian and Brian Dubin (each of whom are affiliated with KLIM) as new members of the Board to fill the vacancies created by the increase in board size and resignations with the appointment of Doug Logigian to take effect ten days after transmission of this Information Statement on Form 14f-1 to all holders of our Common Stock.

Each member of the Board will serve as a director until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company’s Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws, as the case may be.

The table below sets forth the names and ages of the directors and executive officers of the Company immediately prior to the closing of the Transactions, as well as the position(s) and office(s) with the Company held by those individuals. A summary of the background and experience of each of those individuals is set forth after the table.

Directors(1) and officers prior to the Transactions
Name	Age	Position(s) with the Company
Patrick Walsh	44	Chief Executive Officer and Director
Martin Annese	61	Director
Justin Lundberg	47	Director
Jeffery Crivello	41	Director
Phillip Juhan(2)	46	Chief Financial Officer

(1) On March 16, 2020, Thomas J. Galligan III notified the Company of his resignation as a member of the Board; on April 17, 2020, Spencer Wells notified the Company of his resignation as a member of the Board; and on January 15, 2020, Marcus B. Dunlop and Mandy Lam notified the Company of each of their respective resignations as members of the Board.
(2)The Company appointed Phillip Juhan as Chief Financial Officer with immediate effect as of March 23, 2020.

Patrick Walsh has served as a director since March 2015, and Chairman of the Board from April 2015 to May 2015. Mr. Walsh served as Executive Chairman from June 2015 to August 2016. Mr. Walsh has served as Chairman and Chief Executive Officer of the Company since September 2016. Mr. Walsh is also the Chief Executive Officer of PW Partners Atlas Funds, LLC, the general partner of various investment funds, and its affiliates, which he founded in August 2012. From September 2011 to August 2012, Mr. Walsh was Managing Partner of PWK Partners, LLC, an investment firm. From March 2008 to September 2011, Mr. Walsh served as partner at Oak Street Capital Management, LLC, an investment firm. From August 2004 to February 2008, Mr. Walsh was Vice President at Deutsche Bank Securities, Inc. He also serves as a director of BJ’s Restaurants, Inc., an owner and operator of casual dining restaurants, since June 2014, and as a director of Del Taco Restaurants, Inc., an owner, operator and franchisor of casual Mexican restaurants, since June 2015.

Mr. Walsh’s qualifications to serve on our Board include his years of experience as an investor and fund manager, and his knowledge of the capital markets and corporate finance. In addition, Mr. Walsh’s role as the Chief Executive Officer of the Company provides the Board with valuable insight into the management and operation of the Company.

Martin J. Annese has served as a director since March 2015. Mr. Annese has served as principal of MJA consulting, a consulting firm since May 2012, a Board Advisor to Ratner Companies since August 2014, and a Board Advisor to First Priority Group, LLC, a manufacturer and upfitter of emergency vehicles, since June 2018. From April 2008 to May 2012, Mr. Annese served as Chief Operating Officer of the Company. Prior to joining the Company, from 1993 to 2005, Mr. Annese held executive positions at Starbucks Coffee Company and PepsiCo Inc.

Mr. Annese’s many years of experience as an executive of various companies, and his work as a consultant, allow him to provide important guidance on the Company’s management and operations to our Board. We believe that Mr. Annese’s management expertise enables him to serve as an effective contributor to our Board.

Jeffery Crivello was appointed to the Board on April 3, 2020 and has substantial experience in a number of senior executive roles in both public and private companies. He currently serves as Chief Executive Officer of BBQ Holdings, Inc., a public company that owns and operates a range of restaurants across North America. Mr. Crivello has been a director of BBQ Holdings, Inc. since August 2017 and has been its CEO since November 2017. From January 2015 until January 2020, Mr. Crivello served as the Chief Financial Officer of the hedge fund PW Partners Capital Management, LLC, where he had primary responsibility for operations and accounting. From 2012 to 2015, Mr. Crivello served as a Managing Member of Maize Capital Group, LLC, a commodity investment firm. Since 2001, Mr. Crivello has served as President of TREW Capital Management, Inc., a consulting and investment firm where he has had primary responsibility for operations.

Mr. Crivello’s experience as a public company chief executive offers the Board valuable operational and oversight experience. In addition, Mr. Crivello’s investment background enables him to provide valuable guidance to the Board on finance matters. We believe that Mr. Crivello’s business and investment knowledge enables him to serve as an effective contributor to our Board.

Justin Lundberg was appointed to the Board on July 15, 2020. He is an attorney admitted to the bar in 2002, who has practiced in Boston, Massachusetts for large firms in the areas of intellectual property and litigation. Since January 2019, Mr. Lundberg has been General Counsel and Chairman of the Board of Directors for Nature’s Remedy of Massachusetts, a legal cannabis retailer. Mr. Lundberg also owned and operated several large multi-sport health and fitness clubs from 2005 to 2017, and since August 2016, has taught business studies courses specializing in the field of Sport Management at Assumption College in Worcester, Massachusetts. In 2018, he was a consultant to the Company. He is also a licensed real estate broker, and has been a director at MOK Capital Advisors, an investor in the health and wellness sector, since November 2018.

Mr. Lundberg has an extensive management background in the fitness and health and wellness industries, as both an owner and operator of gyms. In addition, he offers the Board valuable experience in legal and real estate matters. We believe that Mr. Lundberg’s track record of management and leadership in our sector enable him to be an effective contributor to our Board.

Executive Officers

Phillip Juhan was appointed as Chief Financial Officer on March 23, 2020. Mr. Juhan, age 46, has served as Vice President of Business Operations for the Company since August 13, 2018. Mr. Juhan brings a number of years of progressive experience in both financial and entrepreneurial leadership roles. From 2002 to 2014, Mr. Juhan worked in the Investment Banking Division of Prudential Financial and the Bank of Montreal, where he led consumer focused research within the Financial Services (Real Estate, Gaming and Lodging) and Consumer (Broadlines Retail and Restaurants) sectors. Since 2014, Mr. Juhan has served as Founder and President of B.L.K. LLC, a restaurant operating company, and as Founder and General Partner of Simple PropCo LLC, a Georgia based real estate holding company.

The following table sets forth certain information regarding the Company’s directors and executive officers following the funding of the Initial Loans.

Directors and officers following the Transactions

Name	Age	Position(s) with the Company
Patrick Walsh	45	Chief Executive Officer and Director
Phillip Juhan	46	Chief Financial Officer
Justin Lundberg	47	Director
David Chene	41	Director
Brian Dubin	40	Director
Doug Logigian	39	Director

Biographical information about Messrs. Walsh, Juhan and Lundberg are included above.

David Chene is the co-founder and co-portfolio manager of KLIM. Prior to founding KLIM in 2016, Mr. Chene was a Managing Director with CarVal Investors L.P. (“CarVal”), responsible for managing the U.S. Corporate Securities business based in Minneapolis, from 2012 to 2016. Prior to his role in the United States, he was Co-Head of CarVal’s European Corporate Securities business based in London. Before joining CarVal, Mr. Chene worked at Credit Suisse Group AG (“Credit Suisse”) from 2010-2012. Prior to his position at Credit Suisse, Mr. Chene was a Senior Distressed Trader for Morgan Stanley from 2009 to 2010, a Research Analyst at DiMaio Ahmad Capital, LLC from 2003 to 2009 and a Research Analyst at CIBC World Markets Inc. from 2001 to 2003. Mr. Chene received a BA in Business Economics and Accounting from the University of California at Los Angeles in 2001.

Doug Logigian has been a Partner and President of Kennedy Lewis Investment Management since 2019.  Mr. Logigian held a variety of positions with GSO Capital Partners and Blackstone from 2006 to 2019, most recently as Senior Managing Director. Prior to joining GSO Capital Partners in 2006, Mr. Logigian worked as an Associate at Citibank. Mr. Logigian received a B.A. with honors from Harvard University.

Brian Dubin is Partner at KLIM and has worked at KLIM since 2018.  Mr. Dubin was a Senior Analyst at Mariner Investment Group, LLC from 2015 to 2018, a Partner and Research Analyst at MehanCombs, LP from 2012 to 2015, a Senior Analyst at Eos Partners LP from 2008 to 2012, an Analyst at GSO Capital Partners from 2005 to 2008 and an Investment Banking Analyst at UBS Group AG from 2003 to 2005. Mr. Dubin received a BS from the Wharton School at the University of Pennsylvania in 2002.

CORPORATE GOVERNANCE AND BOARD MATTERS

Director Independence

The Board affirmatively has determined that a majority of the Company’s pre-Transaction directors - Messrs. Annese, Lundberg and Crivello - were independent under the listing standards of Nasdaq, with respect to the Board and committee service. The Board will determine the independence of Messrs. Chene, Dubin and Logigian at the first meeting after the Transactions. Mr. Walsh is not considered independent due to his current service as Chief Executive Officer. In making its independence determinations, the Board considers and reviews any commercial, charitable and employment transactions and relationships known to the Board (including those identified through annual directors’ questionnaires) that exist between us and our subsidiaries and the entities with which certain of our directors, director nominees or members of their immediate families are, or have been, affiliated.

Board Structure

The Board currently has four members (with a fifth member to join the Board ten days after transmission of this Information Statement on Form 14f-1 to all holders of our Common Stock) and the following five committees: Audit; Compensation; Nominating and Corporate Governance; Special Committee and Acquisition and Finance.

Board Committees and Meetings

Prior to the Transactions, the Board consisted of Martin J. Annese, Patrick Walsh, Justin Lundberg and Jeffrey Crivello. In 2019 the Board consisted of Martin J. Annese, Marcus B. Dunlop, Thomas J. Galligan III, Mandy Lam, Patrick Walsh and L. Spencer Wells. The Board held nine meetings during the fiscal year ended December 31, 2019 (the “2019 Fiscal Year”). In the 2019 Fiscal Year, each director attended or participated in 75% or more of the aggregate of (i) the total number of meetings of the Board, and (ii) the total number of meetings held by all committees of the Board on which such director served (in each case, for meetings held during the period in the 2019 Fiscal Year for which such director served).

The Board meets in executive session, without the presence of any of the Company’s officers, at least twice per year and upon the request of any independent director. Currently, all directors are independent, other than Mr. Walsh who is not currently considered to be independent due to his current position as the Company’s Chief Executive Officer.

All members of the Board attended the Annual Meeting via the Internet. Our Chairman of the Board was present at the 2019 Annual Meeting of Stockholders.

Committee Membership

The following table sets forth the name of each pre-Transaction director and the Board committee on which each such director was a member:

Name	Audit	Compensation	Nominating and Corporate Governance	Special Committee	Acquisition and Finance Committee
Martin J. Annese	X	X	X	X	X
Patrick Walsh					X
Justin Lundberg	X	X
Jeffery Crivello	X	X	X	X

Committee membership of the post-Transaction Board members will be determined at the first Board meeting following the Transactions.

Audit Committee

The Audit Committee appoints our independent registered public accounting firm, reviews the plan for and the results of the independent audit, approves the fees of our independent registered public accounting firm, reviews with management and the independent registered public accounting firm our quarterly and annual financial statements and our internal accounting, financial and disclosure controls, reviews and approves certain transactions between Town Sports and its officers, directors and affiliates and performs other duties and responsibilities as set forth in a charter approved by the Board. Prior to the Transactions, the Audit Committee consisted of: Martin J. Annese, Justin Lundberg and Jeffery Crivello. Each member of our pre-Transaction Audit Committee was independent, as independence is defined for purposes of Audit Committee membership by the listing standards of Nasdaq and the applicable rules and regulations of the SEC.

Jason M. Fish served as a member of the Audit Committee for part of 2019. Mr. Fish did not seek re-election as a director at our 2019 annual meeting of stockholders, and accordingly stepped down from the Board on May 20, 2019. Thomas J. Galligan III served as a member of the Audit Committee for all of 2019. Mr. Galligan resigned from the Board on March 16, 2020. Spencer Wells served as a member of the Audit Committee for all of 2019. Mr. Wells resigned from the Board on April 17, 2020. The Audit Committee held four meetings during the 2019 Fiscal Year.

The Board has determined that each member of the Audit Committee is able to read and understand fundamental financial statements, including our balance sheet, income statement and cash flow statement, as required by Nasdaq rules. In addition, the Board has determined that Jeffery Crivello satisfied the Nasdaq rule requiring that at least one member of the Audit Committee of our Board have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the member’s financial sophistication, including being, or having been, a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The Board has also determined that Jeffery Crivello is an “audit committee financial expert” as defined by the SEC.

Compensation Committee

The Compensation Committee of our Board evaluates performance and establishes and oversees executive compensation policy and makes decisions about base pay, incentive pay and any supplemental benefits for our executive officers. The Compensation Committee also administers our stock incentive plans and approves, or recommends that the Board approve, the grant of equity awards, the timing of the grants and the number of shares for which equity awards are to be granted to our executive officers and other employees. The Compensation Committee also performs other duties and responsibilities as set forth in a charter approved by the Board. The pre-Transaction Compensation Committee consisted of: Martin J. Annese and Jeffery Crivello.

Marcus B. Dunlop served as a member of the Compensation Committee for all of 2019. Mr. Dunlop resigned from the Board on January 15, 2020. Thomas J. Galligan III served as a member of the Compensation Committee for all of 2019. Mr. Galligan resigned from the Board on March 16, 2020. Spencer Wells served as a member of the Compensation Committee for all of 2019. Mr. Wells resigned from the Board on April 17, 2020.

In fulfilling its responsibilities, the Compensation Committee is entitled to delegate any or all of its responsibilities to a subcommittee of the Compensation Committee. The Compensation Committee held two meetings during the 2019 Fiscal Year. From time to time the Compensation Committee will consult with the Chief Executive Officer and Chairman, as applicable, when considering the compensation of the Company’s other executive officers. No named executive officer has a role in determining or recommending compensation for outside directors.

In addition, the Compensation Committee has the authority under its charter to retain outside consultants or advisors, as it deems necessary or advisable.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of our Board selects nominees to be recommended to the Board for nomination for election as directors and for any vacancies in such positions. The Nominating and Corporate Governance Committee also oversees the evaluation of our Board and management and oversees our Code of Ethics and Business Conduct. The Nominating and Corporate Governance Committee also performs other duties and responsibilities as set forth in a charter approved by the Board. The pre-Transaction Nominating and Corporate Governance Committee consisted of: Martin J. Annese (Chair) and Jeffery Crivello.

Martin J. Annese, Marcus B. Dunlop Thomas J. Galligan, L. Spencer Wells (Chair) and Mandy Lam had served as members of the Nominating and Corporate Governance Committee for all of 2019. Mr. Dunlop and Ms. Lam resigned from the Board on January 15, 2020, Thomas J. Galligan on March 16, 2020 and L. Spencer Wells (Chair) on April 17, 2020. Each member of the Nominating and Corporate Governance Committee is independent, as independence is defined for purposes of Nominating and Corporate Governance Committee membership by the listing standards of Nasdaq. The Nominating and Corporate Governance Committee held two meetings during the 2019 Fiscal Year.

The Board seeks to ensure that the Board is composed of members whose particular experience, qualifications, attributes and skills, when taken together, will allow the Board to satisfy its oversight responsibilities effectively. In that regard, in identifying or reviewing proposed candidates for membership on the Board, the Nominating and Corporate Governance Committee considers all factors it deems appropriate. The Nominating and Corporate Governance Committee considers director nominees on a case-by-case basis, and therefore has not formalized any specific, minimum qualifications that it believes must be met by a director nominee, identified any specific qualities or skills that it believes are necessary for one or more of our directors to possess, or formalized a process for identifying and evaluating nominees for director, including nominees recommended by stockholders. Although the Board does not have a policy with regard to the consideration of diversity in identifying director nominees, among the many factors that the Nominating and Corporate Governance Committee considers, are the benefits to the Company of gender and racial diversity in the Board composition.

Please see the descriptions of the respective backgrounds of each of our directors set forth in the section of this Information Statement titled “Directors and Executive Officers.” We believe that the current directors bring expertise, leadership skills and institutional knowledge that make them valuable to the Company.

The Nominating and Corporate Governance Committee’s policy is to consider director candidates that are recommended by stockholders. The Nominating and Corporate Governance Committee will evaluate nominees for director recommended by stockholders in the same manner as nominees recommended by other sources. Stockholders wishing to bring a nomination for a director candidate at a stockholders’ meeting must give written notice to our General Counsel or person serving as secretary of the Board, pursuant to the procedures set forth in the section of this Information Statement titled “Communicating with the Board.” The stockholder’s notice must set forth all information relating to each person whom the stockholder proposes to nominate that is required to be disclosed under applicable rules and regulations of the SEC and our By-Laws.

Executive Committee

The Board had previously constituted an Executive Committee with authority to carry out certain Board functions during intervals between meetings of the Board. There were no Executive Committee meetings held during the 2019 Fiscal Year and the Board disbanded this committee effective February 12, 2019.

Special Committee

On April 14, 2020, the Board resolved to establish a Special Committee of the Board of Directors (“Special Committee”) to assist the Board in the evaluation of any strategic alternative transaction where a conflict of interest existed that could affect, or be perceived to affect, the Board’s ability to evaluate, negotiate or execute such strategic alternative on an independent basis and in the best interests of the Company. Upon receipt from the Board of a referral of a potentially conflicted strategic alternative transaction, the Special Committee is empowered to advise the Board on such a transaction, make recommendations to the Board, and if the Board determines to pursue such transaction, evaluate and negotiate the terms thereof. In fulfilling its responsibilities, the Special Committee is entitled to retain its own financial, legal or other advisors who will report to the Special Committee, and may delegate its authority to subcommittees as it deems appropriate. The pre-Transaction Special Committee consisted of: Martin J. Annese and Jeffery Crivello.

Acquisition and Finance Committee

The Acquisition and Finance Committee of our Board was created in February 2018. The Acquisition and Finance Committee reviews acquisition strategies with the Company’s management and investigates potential acquisition candidates for the Board’s consideration and recommends acquisition strategies to the Board, as appropriate; authorizes and approves the negotiation by the Company of proposed acquisitions by the Company; reviews with management the integration of any acquired businesses and whether the proposed acquisitions meet the Company’s business objectives and strategic plans; reviews proposals for the issuance of debt financing for the Company and its subsidiaries and makes recommendations concerning those proposals to the Board; makes recommendations to the Board concerning the level of debt and nature of debt; makes recommendations concerning the appointment and compensation of counsel, investment advisors and underwriting firms used by the Company, and to oversees the work performed by these individuals and firms on behalf of the Company; meets with and requests information from the Company, and advisors or outside counsel, as necessary to perform the duties of the committee; reviews proposals relating to the repayment of debt or other long-term financing arrangements for the Company and its subsidiaries; annually reviews the Company’s financing guidelines and makes recommendations to the Board concerning criteria that should govern its financings; reports to the Board how it has discharged its duties and met its responsibilities, as necessary; and has the ability to retain special legal, accounting or other consultants or advisors to advise the Acquisition and Finance Committee without seeking Board approval. The pre-Transaction Acquisition and Finance Committee consisted of: Martin J. Annese and Patrick Walsh. There were no Acquisition and Finance Committee meetings held during the 2019 Fiscal Year.

Risk Management

The Company is exposed to a number of risks including financial risks, operational risks and risks relating to regulatory and legal compliance. During each meeting of the Board, management discusses with the Board the Company’s major risk exposures and the steps management has taken to monitor and control such exposures, including the guidelines and policies to govern the process by which risk assessment and risk management are undertaken. For example, at Board meetings, the Board will discuss with management factors affecting the Company’s financial risk, which may include, among others, events impacting revenue, cost saving initiatives, and capital expenditure budgets and results; factors affecting the Company’s operations, including, among others customer satisfaction, logistics related to the opening of new clubs or closing of clubs, hiring and promotion plans for club and corporate personnel, marketing programs, and factors related to regulatory and legal compliance, including, among others, updates of pending litigation, discussions with contract counterparties, and relevant regulatory updates.

Board Leadership Structure

The Board does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board as the Board believes it is in the best interest of the Company to make that determination based on the position and direction of the Company and the membership of the Board. The Board has determined that having the Company’s Chief Executive Officer serve as Chairman is in the best interest of the Company’s stockholders at this time. This structure makes the best use of the Chief Executive Officer’s extensive knowledge of the Company and its industry, as well as fostering greater communication between the Company’s management and the Board.

Board Role in Risk Oversight

Senior management is responsible for assessing and managing our various exposures to risk on a day-to-day basis, including the creation of appropriate risk management programs and policies. The Board is responsible for overseeing management in the execution of its responsibilities and for assessing our approach to risk management. The Board exercises these responsibilities periodically as part of its meetings and also through the Board’s committees, each of which examines various components of enterprise risk as part of its responsibilities. Members of each committee report to the full Board at the next Board meeting regarding risks discussed by such committee. In addition, an overall review of risk is inherent in the Board’s consideration of our long-term strategies and in the transactions and other matters presented to the Board, including capital expenditures, acquisitions and divestitures, and financial matters.

Communicating with the Board

Stockholders and other interested parties may communicate with the Board, including the non-management directors as a group, by writing to the Board, c/o Chief Financial Officer, Town Sports International Holdings, Inc. at 1001 U.S. North Highway 1, Suite 602 Jupiter, FL 33477. Inquiries will be reviewed by the appropriate personnel and will be distributed to the appropriate members of the Board depending on the facts and circumstances outlined in the communication received.

Corporate Governance Documents

The Board has adopted a Code of Ethics and Business Conduct that applies to all officers, directors and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller. The Code of Ethics and Business Conduct can be accessed in the “Investor Relations - Corporate Governance” section of our website at https://www.townsportsinternational.com. In accordance with, and to the extent required by, the rules and regulations of the SEC, we intend to post on our website waivers or implicit waivers (as such terms are defined in Item 5.05 of Form 8-K of the Exchange Act) and amendments of the Code of Ethics and Business Conduct that apply to any of our directors and executive officers, including our principal executive officer, principal financial officer and principal accounting officer or controller. Copies may be obtained without charge by writing to Town Sports International Holdings, Inc., 1001 U.S. North Highway 1, Suite 602, Jupiter, FL 33477, Attention: Investor Relations. Copies of the charters of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of our Board, as well as copies of our certificate of incorporation and By-Laws, can also be accessed in the “Investor Relations - Corporate Governance” section of our website at https://www.townsportsinternational.com.

Director Compensation for the 2019 Fiscal Year

The summary below details the compensation paid to each of our non-employee directors during the year ended December 31, 2019 other than Mr. Dunlop and Ms. Lam. Mr. Dunlop and Ms. Lam were not compensated for serving on the Board and did not participate in the Amended and Restated Town Sports International Holdings, Inc. 2006 Stock Incentive Plan (the “Stock Incentive Plan”). Mr. Walsh received additional compensation during the 2019 and 2018 Fiscal Year for his role as Chief Executive Officer. For a discussion of the additional compensation paid to Mr. Walsh, see “Executive Compensation” below.

Under our director compensation policy in effect during the 2019 Fiscal Year, directors who were also employees of the Company received no additional compensation for services as a director.

Directors who were not employees of the Company or any of its subsidiaries received the following compensation:

Annual retainer:

●	Each director (other than the Executive Chairman of the Board) received a $60,000 annual retainer;

●	The chairman of the Audit Committee received an additional $15,000 annual retainer;

●	The chairman of the Compensation Committee received an additional $7,500 annual retainer; and

The chairman of the Nominating and Corporate Governance Committee and the chairman of the Executive Committee each received an additional $6,000 annual retainer.

The annual retainer amounts set forth above were payable quarterly in arrears on the fifth business day prior to the end of each calendar quarter. Board members may elect to receive such annual retainer in the form of shares of Common Stock of the Company.

After the appointment of the KLIM director nominees, Company will consider amending the compensation package of our non-employee directors such that there is no longer an annual retainer amount for each of our non-employee directors.

Each director received an annual award of Common Stock on February 1, 2019 (“Award Date”), with each award being fully vested as of the award date, and otherwise subject to the terms of the Stock Incentive Plan:

●	Each non-employee director: shares of common stock with a Fair Market Value (as defined in the Stock Incentive Plan) of $80,000 on the Award Date.

●
No member of the Board received any fees for attending any meetings of the Board or its committees. Each director and each member of a Board committee is reimbursed for any out-of-pocket expenses reasonably incurred by him or her in connection with services provided in such capacity.

The following table sets forth information concerning the compensation to each of our directors in the 2019 Fiscal Year other than Mr. Walsh, whose compensation during the 2019 Fiscal Year is discussed below under “Executive Compensation”:

DIRECTOR COMPENSATION FOR 2019

Name (1)	Fees or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)
Martin J. Annese	60,000	80,001	-	-	-	140,001
Marcus B. Dunlop (2)	-	-	-	-	-	-
Jason M. Fish (3)	22,418	80,001	-	-	-	102,419
Thomas J. Galligan III (4)	75,000	80,001	-	-	-	155,001
Mandy Lam (2)	-	-	-	-	-	-
L. Spencer Wells	73,500	80,001	-	-	-	153,501

(1)
On March 16, 2020, Thomas J. Galligan III notified the Company of his resignation as a member of the Board; on April 17, 2020, Spencer Wells notified the Company of his resignation as a member of the Board; and on January 15, 2020, Marcus B. Dunlop and Mandy Lam notified the Company of each of their respective resignations as members of the Board.

(2)	Mr. Dunlop and Ms. Lam were not compensated for serving on the Board and did not participate in the director Stock Incentive Plan and resigned from the Board in January 2020.
(3)	Mr. Fish did not seek re-election in May 2019.
(4)	Mr. Galligan held, in addition to the stock awards noted in the table, 11,315 fully vested stock options, as of December 31, 2019.

Stock Ownership Policy

Each non-employee director is required to hold shares of the Company’s common stock with a Fair Market Value (as defined in the Stock Incentive Plan) equal to four times the amount of the annual cash retainer payable to directors. All shares of common stock bought by the director or an immediate family member residing in the same household, all shares held in trust for the benefit of the director or his or her family, and all shares granted under the Company’s equity compensation plans will count towards the satisfaction of these requirements.

Each non-employee director will be required to attain such ownership within five years of joining the Board, or in the case of directors serving as of January 1, 2019, by January 1, 2024, and to continue to meet such requirements as of every December 31 of each successive year. If, following the fifth anniversary of joining the Board (or January 1, 2024 in the case of directors serving as of January 1, 2019), the Fair Market Value of the Company’s common stock decreases such that the director is no longer in compliance with these requirements, the director will not be required to acquire any additional shares of the Company’s common stock.

In the event that a director fails to comply with these share ownership requirements, he or she will be required to tender his or her resignation from the Board, in which case the Board will, in its discretion, determine whether or not to accept such resignation.

The Company is expected to reconsider the stock ownership policy after the Transactions are consummated.

OWNERSHIP OF SECURITIES

The following table sets forth information with respect to the beneficial ownership of our outstanding Common Stock as of July 20, 2020 and the beneficial ownership of our outstanding Common Stock as of the date hereof after giving effect to the issuance of the Common Stock as compensation to KLIM for providing the Loans and to Patrick Walsh and Phillip Juhan by (1) each person or group of affiliated persons whom we know to beneficially own more than five percent of our common stock; (2) each of the named executive officers for the year ended December 31, 2019; (3) each of our directors; and (4) all of our current directors and executive officers as a group.

Name and Address	Number of Shares Beneficially Owned**	Percentage of Common Stock Outstanding***	Number of Shares Beneficially Owned After Giving Effect to the Transactions	Percentage of Common Stock Outstanding After Giving Effect to the Transactions****
5% Stockholders
PW Partners Capital Management LLC and affiliates(1)	8,742,745	29.4	16,976,812	20.8
Kennedy Lewis Investment Management LLC and affiliates(2)	4,200,000	14.1	45,735,483	56.2
Renaissance Technologies LLC and affiliates(3)	2,037,614	6.9	2,037,614	2.5
Named Executive Officers, Current CFO and Directors
Patrick Walsh(1)	8,742,745	29.4	16,976,812	20.8
Phillip Juhan(4)	159,156	*	2,195,209	2.7
Carolyn Spatafora(5)	-	*	-	*
Helen Van Ness(6)	-	*	-	*
Stuart Steinberg(7)	-	*	-	*
Martin J. Annese	93,897	*	93,897	*
Jeffery Crivello(8)	428,994	1.4	428,994	*
Justin Lundberg	-	*	-	*
Directors and Executive Officers as a group (8 persons)	9,424,792	31.7	19,694,912	24.2

* Less than 1%.
** For purposes of this table, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Exchange Act pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock with respect to which such person has (or had the right to acquire within 60 days, i.e., by September 18, 2020 in this case) sole or shared voting power or investment power.
*** Percentage of beneficial ownership is based on 29,715,140 shares of Common Stock outstanding at July 20, 2020.
****Percentage of beneficial ownership is based on  81,442,123 shares of Common Stock outstanding after giving effect to the Transactions.

(1)
Based solely on a review of a Schedule 13D/A filed with the SEC on January 3, 2020 and Section 16 ownership reports filed by PW Partners Atlas Fund III, LP (“Atlas Fund III”), PW Partners Atlas Fund II, LP (“Atlas Fund II”), PW Partners Atlas Funds, LLC (“Atlas Fund GP”), PW Partners Capital Management LLC (“PW Capital Management”) and Patrick Walsh (Mr. Walsh, together with Atlas Fund III, Atlas Fund II, Atlas Fund GP and PW Capital Management, the “PW Group Stockholders”). Atlas Fund III directly owns 1,271,182 shares of the Company’s common stock. Atlas Fund II directly owns 4,300,000 shares of the Company’s common stock. Atlas Fund GP is the General Partner of Atlas Fund III and Atlas Fund II. PW Capital Management is the Investment Manager of Atlas Fund III and Atlas Fund II. Mr. Walsh is the Managing Member of PW Capital Management and the Managing Member and Chief Executive Officer of Atlas Fund GP. Accordingly, each of Atlas Fund GP, PW Capital Management and Mr. Walsh may be deemed to beneficially own the 5,571,182 shares of the Company’s common stock owned directly by Atlas Fund III and Atlas Fund II and each of the PW Group Stockholders may be deemed to have shared voting and dispositive power over such shares. Mr. Walsh may also be deemed to directly beneficially own an additional 11,918,308 shares of the Company’s common stock, including 1,019,463 shares of common stock that as of July 20, 2020 were unvested shares of restricted stock that vested in December 2020 as a result of a change of control of the Company and 8,144,211 shares of restricted common stock that were issued as part of the Transaction of which 2,714,737 vested upon issuance, 2,714,737 vest on December 31, 2021 and 2,714,738 vest on December 31, 2022, respectively. Mr. Walsh has sole voting power over such 5,429,475 unvested shares of restricted stock and sole voting and dispositive power over the remaining 3,261,418 shares of common stock he directly owns. Accordingly, Mr. Walsh may be deemed to beneficially own a total of 16,976,812 shares of common stock. The address of the PW Group Stockholders is 141 W. Jackson Blvd., Suite 1702, Chicago, Illinois 60604.

(2)
Based solely on information known to the Company from the issuance of the Consideration Shares and on a review of a Schedule 13D filed with the SEC on January 7, 2020 by Kennedy Lewis Management, LP (“KL”), KLM GP LLC (“KLM”), Kennedy Lewis Investment Management LLC (“KL Management”), Darren Richman and David Chene (Messrs. Richman and Chene, together with KL, KLM, and KL Management, the “KL Stockholders”). Fitness TSI, LLC (“Fitness TSI”) directly holds 4,200,000 shares of the Company’s common stock. Fitness TSI Fund II LLC (“Fitness TSI II”, and together with Fitness TSI, the “Funds”) directly holds 41,535,483 shares of the Company’s common stock. KL serves as the investment adviser of each of the Funds pursuant to Investment Management Agreements. As a result, each of KL, KLM, as the general partner of KL, KL Management, as the owner of KLM, and Messrs. Richman and Chene, as managing members and control persons of KL Management, may be deemed to exercise voting and investment power over the shares of Company common stock directly held by the Funds. The KL Stockholders report sole voting and dispositive power over such shares of common stock. The address of the KL Stockholders is 111 West 33rd Street, Suite 1910, New York, NY 10120.

(3)
Based solely on a review of a Schedule 13G/A filed with the SEC on February 13, 2020 by Renaissance Technologies LLC (“Renaissance Technologies”) and Renaissance Technologies Holdings Corporation (“Renaissance Holdings” and together with Renaissance Technologies, the “Renaissance Stockholders”). The Renaissance Stockholders report beneficial ownership of a total of 2,037,614 shares of the Company’s common stock. The Renaissance Stockholders report sole voting and dispositive power over such shares of common stock. The address of the Renaissance Stockholders is 800 Third Avenue, New York, New York 10022.

(4)
Includes 1,446,121 shares of unvested restricted stock, 3,333 of which vest in installments of 1,666 and 1,667 on each of January 21, 2021 and 2022, respectively, 7,294 of which vest in equal annual installments on each of April 2, 2021 and 2022, respectively, 117,188 of which vest in installments of 39,062 and 39,063 on each of December 13, 2021 and 2022, respectively and 1,357,369 of which 678,684 vest on December 31, 2021 and 678,685 vest on December 31, 2022, respectively.

(5)	Ms. Spatafora resigned on January 31, 2020, and therefore the Company is unable to confirm Ms. Spatafora’s current beneficial ownership.

(6)
On March 23, 2020, in connection with the termination of the Services Agreement with Alvarez & Marsal, Ms. Van Ness’ employer, the Company terminated Ms. Van Ness as interim Chief Financial Officer, and therefore the Company is unable to confirm Ms. Van Ness’ current beneficial ownership

(7)	Mr. Steinberg resigned on September 10, 2020, and therefore the Company is unable to confirm Mr. Steinberg’s current beneficial ownership.

(8)	Includes 228,571 shares of unvested restricted stock, all of which vest in installments of 76,190, 76,191 and 76,190 on each of April 21, 2021, 2022 and 2023, respectively.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires the Company’s executive officers, directors, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of the Company’s common stock and other equity securities. These executive officers, directors, and greater than 10% beneficial owners, are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms filed by such reporting persons. Based solely upon the Company’s review of such forms furnished to it, the Company believes that during the fiscal year ended 2019, all of its executive officers, directors, and every person who is directly or indirectly the beneficial owner of more than 10% of any class of the Company’s securities, complied with the filing requirements of Section 16(a) of the Exchange Act with the following exceptions: (i) a Form 4 was filed on February 11, 2019 by Patrick Walsh to disclose two issuances of restricted stock that occurred on January 21, 2019 and February 1, 2019, respectively, (ii) a Form 4 was filed on February 5, 2019 by Nitin Ajmera to disclose the issuance of restricted stock on January 21, 2019, (iii) a Form 4 was filed by Carolyn Spatafora on February 6, 2019 to disclose the issuance of restricted stock on January 21, 2019, (iv) a Form 4 was filed by Spencer Wells on March 12, 2019 to disclose the issuance of common stock on February 1, 2019, (v) a Form 4 was filed by Nitin Ajmera on December 20, 2019 to disclose the issuance of restricted stock on December 13, 2019, and (vi) a Form 4 was filed on December 20, 2019 by Patrick Walsh to disclose an issuance of shares of restricted stock that occurred on December 13, 2019.

EXECUTIVE COMPENSATION

Introduction

We are currently considered a “smaller reporting company” as defined in the SEC’s rules and regulations. As such, we have elected to take advantage of the scaled disclosure requirements afforded to smaller reporting companies.

Summary Compensation Table

The following table sets forth the compensation earned for all services rendered to us in all capacities in the fiscal years ended December 31, 2019 and 2018 by our named executive officers for 2019, which included Patrick Walsh (our Chairman and Chief Executive Officer), Helen Van Ness (our former interim Chief Financial Officer) and our two other most highly compensated executive officers serving as of December 31, 2019, which include Carolyn Spatafora (our former Chief Financial Officer) and Stuart Steinberg (our former General Counsel). Helen Van Ness was appointed the interim Chief Financial Officer of the Company, effective as of November 12, 2019 pursuant to the Statement of Work dated November 12, 2019 (the “Services Agreement”), by and between the Company and Alvarez & Marsal Corporate Performance Improvement, LLC (“Alvarez & Marsal”). On March 23, 2020, in connection with the termination of the Services Agreement with Alvarez & Marsal, Ms. Van Ness’ employer, the Company terminated Helen Van Ness as interim Chief Financial Officer. Ms. Spatafora resigned on January 31, 2020 and Mr. Steinberg resigned on September 10, 2020.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary and Fees Earned ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Patrick Walsh	2019	690,000	-	2,866,939	-	-	-	14,000	3,570,939
Chief Executive	2018	690,000	1,380,000	80,000	-	-	-	14,000	2,164,000
Officer & Chairman
Carolyn Spatafora	2019	358,750	-	247,600	-	-	-	105,775	712,125
Former Chief	2018	358,750	358,750	-	-	-	-	6,312	723,812
Financial Officer
Helen Van Ness	2019	-	-	-	-	-	-	-	-
Former Interim	2018	-	-	-	-	-	-	-	-
Chief Financial
Officer
Stuart Steinberg	2019	280,010	-	414,475	-	-	-	-	694,485
General Counsel(4)	2018	280,000	280,000	-	-	-	-	-	560,000

(1)	Cash bonuses for 2018 were paid in January 2019. There were no cash bonuses paid for 2019.
(2)
These columns represent the aggregate grant date fair value of restricted stock or stock options, as applicable, granted to each of the named executive officers in the specified fiscal year computed in accordance with ASC Topic 718. For additional information about the valuation assumptions with respect to all grants reflected in these columns, refer to Note 11 of the financial statements of the Company in our Annual Report on Form 10-K for the year ended December 31, 2019, as filed with the SEC. These amounts reflect aggregate grant date fair values calculated under ASC Topic 718 and may not correspond to the actual value that will be recognized by the named executive officers.

(3)
This column reflects Company-paid premiums on medical, dental and long-term disability insurance as well as a tax gross-up associated with long-term disability insurance premiums paid by the Company. The tax gross-up associated with long-term disability insurance premiums paid by the Company, referred to above, for each of the named executive officers was as follows: Mr. Walsh $0; Ms. Spatafora $1,047; Ms. Van Ness $0 and Mr. Steinberg $0. For Ms. Spatafora, this column also includes disability pay.

(4)
Mr. Steinberg became General Counsel of the Company effective May 1, 2017. In connection with this, the Company and Mr. Steinberg’s law firm (the “Firm”) previously entered into an engagement letter agreement (the “Agreement”) dated as of February 4, 2016, and as amended and restated effective as of May 1, 2017, pursuant to which the Company engaged the Firm to provide general legal services requested by the Company. Mr. Steinberg continues to provide services for the Firm while employed by the Company. The Agreement provides for a monthly retainer fee payable to the Firm in the amount of $21,000, excluding litigation services. The Company will also reimburse the Firm for any expenses incurred in connection with the Firm’s services to the Company. In connection with this arrangement, the Company incurred legal expenses payable to the Firm in the amount of $263,000 and $269,000 in the years ended December 31, 2019 and 2018, respectively. Additionally, the Company paid a bonus to Mr. Steinberg in January 2019 related to services performed in 2018 in the amount of $280,000. Such amount was paid to the order of the Firm and is included in Mr. Steinberg’s bonus in the chart above.

Narrative Disclosure to the Summary Compensation Table

2019 Fiscal Year Compensation Decisions and Results

The following were the main components of the compensation paid to or earned by our named executive officers in the 2019 Fiscal Year.

1.           Base Compensation: The named executive officers serving at the beginning of the 2019 Fiscal Year did not receive base salary increases. For Mr. Walsh, base compensation included $690,000 in both 2019 and 2018.

2.           Annual Cash Awards: For the 2018 Fiscal Year, the Compensation Committee awarded discretionary cash bonuses to the following named executive officers: Mr. Walsh, $1,380,000; Ms. Spatafora, $358,750; and Mr. Steinberg, $280,000. These amounts were paid in January 2019 and are included in the chart above. There were no discretionary bonuses awarded for the 2019 Fiscal Year.

3.           Long-Term Equity Incentives: In the 2019 Fiscal Year, the Compensation Committee and the Board granted certain equity awards to certain of our named executive officers. The awards of restricted common stock generally vest in three equal annual installments, beginning on the first anniversary of the grant date, and subject to continuous employment from the date of grant until the applicable vesting date.

Patrick Walsh. In connection with Mr. Walsh’s appointment as Executive Chairman, Mr. Walsh remained entitled to receive the annual equity awards to which non-employee directors are entitled under the Company’s Non-Employee Director Compensation Plan (the “Director Compensation Plan”). In the 2019 Fiscal Year, he received an award of 275,000 shares of restricted stock which vest in three equal annual installments on January 21, 2020, 2021 and 2022, respectively and 609,375 shares of restricted stock which vest in three equal annual installments on December 13, 2020, 2021 and 2022, respectively. In connection with Mr. Walsh’s appointment as Chief Executive Officer on September 30, 2016, he is no longer entitled to receive the annual equity awards to which non-employee directors are entitled to under the Director Compensation Plan. In lieu of this, Mr. Walsh received a discretionary grant of 13,423 shares of restricted stock on February 1, 2019, respectively, which vests in three equal annual installments on the anniversary date of the grant.

In the 2019 Fiscal Year, the Compensation Committee awarded shares of restricted stock on January 21, 2019 to the following named executive officers: Ms. Spatafora, 40,000 shares and Mr. Steinberg, 40,000 shares. Mr. Steinberg also received a grant of 93,750 shares of restricted stock on December 13, 2019. These shares of restricted stock vest in three equal annual installments on the anniversary date of the grant.

4.	Severance Payments

Our Stock Incentive Plan provides that if certain of our named executive officers resign or the named executive officer’s employment is terminated by the Company for any reason and the Company wishes to enforce specified non-competition and non-solicitation covenants for a period of up to one year, the Company must pay the named executive officer severance compensation equal to no less than such named executive officer’s base salary during such period (other than as described below). In the event of certain terminations in connection with a change in control, however, an executive’s unvested stock option and restricted stock awards will vest in full under the Stock Incentive Plan. “Change in control” is defined in the Stock Incentive Plan as: (1) any person becoming the beneficial owner directly or indirectly, of 40% or more of the combined voting power of the then outstanding securities of the Company or (2) the stockholders of the Company approving a plan of complete liquidation of the Company or the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets other than the sale of all or substantially all of the assets of the Company to a person or persons who beneficially own 50% or more of the Company’s common stock or pursuant to a spin-off type transaction of such assets to the stockholders of the Company.

The Company has also made or has agreed to make severance payments to certain of its named executive officers pursuant to the terms of the severance agreements described below.

Carolyn Spatafora. Under Ms. Spatafora’s severance arrangement, she will be required to comply with a non-competition covenant for a period of up to one year and will receive in return one year of salary (fourteen months in the case of a constructive termination), a pro rata annual bonus (provided, in the case of a termination in the absence of a change in control, that the Company is, at the time of such termination, on budget to achieve target performance of bonus targets under the Bonus Plan), continuation of health and dental and disability coverage for up to two years, continuation of fitness club membership for one year and eligibility for outplacement assistance with a cost not to exceed $25,000. Such payments are in lieu of any severance payments provided under the Stock Incentive Plan described above. Ms. Spatafora’s severance agreement also provides for severance benefits in the event that she is constructively terminated or terminated without cause in the absence of a change in control. In connection with Ms. Spatafora’s agreement to advise and assist the Company after her notice of Termination by reason of disability, the Company agreed, in addition to the terms of Ms. Spatafora’s severance agreement, to accelerate all her unvested Stock as of December 31, 2019 and pay her target Bonus for 2019 in the amount of $358,750 which was paid on February 7, 2020.

5.	Other Benefits and Perquisites

The Company’s executive compensation program also includes other benefits and perquisites. We provide medical benefits, long-term disability insurance (and gross-ups for related taxes) for specified employees, and free memberships in the Company’s clubs for all employees. For Mr. Walsh, the Company also provided reimbursement of certain commuting and lodging costs and other related expenses (and gross-ups for related taxes). The Company reviews these other benefits and perquisites and makes adjustments as warranted based on competitive practices, the Company’s performance and the individual’s responsibilities and performance.

6.	The Alvarez & Marsal Engagement

Ms. Van Ness was retained as our Interim Chief Financial Officer in November 2019 pursuant to the Services Agreement, as was disclosed in the Company’s Current Report on Form 8-K dated November 14, 2019. Pursuant to the Services Agreement, the Company paid Alvarez & Marsal a monthly fee of $165,000 to provide, inter alia, the services of Ms. Van Ness as Interim Chief Financial Officer. Ms. Van Ness was compensated by Alvarez & Marsal and received no direct compensation from the Company.

Management Stock Purchase Plan

The Company adopted the 2018 Management Stock Purchase Plan on January 3, 2018, and amended and restated it on March 13, 2018. The Management Stock Purchase Plan was further amended by resolution of the Board of Directors on May 15, 2019 and on July 14, 2020 as described below (as amended, the “MSPP”). The purpose of the MSPP is to provide eligible employees of the Company (corporate title of Director or above) an opportunity to voluntarily purchase the Company’s stock in a convenient manner.

The following is a summary of the MSPP, which is qualified in its entirety by the terms of the MSPP. Upon adoption, eligible employees may elect to use up to 20% of their cash compensation (as defined in the MSPP), but in no event more than $200,000 in any calendar year, to purchase the Company’s common stock generally on a quarterly basis on the open market through a broker. This amount was amended to $300,000, effective June 15, 2019, pursuant to a Board of Directors meeting held on May 15, 2019.

The “Voluntary Holding Period” and “Matching Restricted Stock Award” was amended on July 14, 2020 pursuant to a Board of Directors meeting held. “Voluntary Holding Period” means, subject to Section 5.01 below, the two (2) year period following a Purchase Date (or, if earlier, until the occurrence of a Change in Control (as defined in the SIP)) during which a Participant may hold any shares of Stock purchased on his or her behalf pursuant to the Plan to be eligible to receive a Matching RSA under the SIP.

Section 5.01. Matching RSA. Each share purchased under the Plan and held through the end of the applicable Voluntary Holding Period is eligible for a Matching RSA under the SIP. On a quarterly basis or upon a Change in Control, as applicable, any shares purchased through the Plan that have satisfied the completion of the Voluntary Holding Period will be eligible for a Matching RSA. As soon as practicable after the Voluntary Holding Period has been met the Company shall award to the Participant, pursuant to the terms of the SIP, restricted stock (or fully vested stock in the event the Matching RSA is granted due to a Change in Control consistent with the terms of the Restricted Stock Agreement) of a number of Shares of Stock equal to the number that have achieved the Voluntary Holding Period. Matching RSAs shall constitute actual stock and shall have the rights and privileges defined in the SIP and supporting Restricted Stock Agreement.

Limit on Matching Restricted Stock. The cumulative number of Matching RSAs that may be issued in any calendar year will be equal to the lesser of 50% of the shares available for grant under the SIP or the number of MSPP shares that have met the Voluntary Holding Period for that calendar year.

Matching RSA Vesting. Matching RSAs shall vest, and the restrictions thereon shall lapse, on the two-year anniversary of their Award Date. All other terms and conditions will be as set forth in an applicable Award Agreement or the SIP. Notwithstanding anything to the contrary, in the event that a Matching RSA is granted upon the occurrence of a Change in Control, the Matching RSA shall be fully vested.

Employment Required. Notwithstanding anything herein to the contrary, a Participant must be employed by the Company or an affiliate of the Company on the date on which the Matching RSA is granted (including, without limitation, at the time of the Change in Control) in order to receive a Matching RSA pursuant to this MSPP.

Outstanding Equity Awards at End of the 2019 Fiscal Year

The following table sets forth information concerning unexercised stock options and unvested restricted stock for each of the named executive officers as of the end of the 2019 Fiscal Year.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2019

Option Awards(1)						Stock Awards(1)
Name	Stock Award Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market Value of Unearned Shares, Units or Other Rights That Have Not Vested
Patrick
Walsh	12/13/2019	-	-	-	-	609,375	1,042,031	-	-
	2/1/2019	-	-	-	-	13,423	22,953	-	-
	1/21/2019	-	-	-	-	275,000	470,250	-	-
	02/01/2018	-	-	-	-	8,743	14,951	-	-
	12/4/2017	-	-	-	-	83,333	142,499	-	-
	03/08/2017	-	-	-	-	8,667	14,821	-	-
Carolyn
Spatafora	1/21/2019	-	-	-	-	40,000	68,400	-	-
	12/4/2017	-	-	-	-	10,000	17,100	-	-
Stuart
Steinberg	12/13/2019	-	-	-	-	93,750	160,313	-	-
	1/21/2019	-	-	-	-	40,000	68,400	-	-
	12/4/2017	-	-	-	-	3,333	5,699	-	-

(1)
Restricted stock awards granted in 2019, 2018 and 2017 vest in three equal installments on each of the first three anniversaries of the grant date. The vesting of all stock option and restricted stock awards accelerates upon a change in control.

(2)	There were no options granted or unexercised options for the named executives.
(3)	Ms. Van Ness did not receive any equity awards from the Company.

Equity Compensation Plan Information

The following table provides information with respect to compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance to employees as of December 31, 2019:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (c)
Equity compensation plans approved by security holders	11,315	$1.91	1,888,675
Equity compensation plans not approved by security holders	-	-	-
Total	11,315	$1.91	1,888,675

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our policy prohibits conflicts between the interests of our employees, officers and directors and our company. A conflict of interest exists when an employee, officer, or director’s personal interest interferes or may interfere with the interests of the Company. When it is deemed to be in the best interests of our company and our stockholders, the Audit Committee may grant waivers to employees, officers and directors who have disclosed an actual or potential conflict of interest, which waivers are subject to approval by our Board. This policy is included in our Code of Business Conduct and Ethics for Employees, Officers and Directors.

In accordance with its charter, the Audit Committee is responsible for annually reviewing any transactions or series of similar transactions to which we are or were a party and in which any director, executive officer or beneficial holder of more than 5% of any class of our voting securities, or members of any such person’s immediate family, have had or will have a direct or indirect material interest. Our Audit Committee’s procedures for reviewing related party transactions are not in writing. Except as described below, since January 1, 2019, there had not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company is or was a party in which the amount involved exceeds $120,000 and in which any director, executive officer or beneficial holder of more than 5% of any class of our voting securities, or members of any such person’s immediate family, have had or will have a direct or indirect material interest. As of April 27, 2020, our Common Stock is the Company’s only class of voting securities.

On April 25, 2017, the Company approved the appointment of Stuart M. Steinberg as General Counsel of the Company, effective as of May 1, 2017. Furthermore, the Company and Mr. Steinberg’s law firm (the “Firm”) previously entered into an engagement letter agreement (the “Agreement”) dated as of February 4, 2016, and as amended and restated effective as of May 1, 2017, pursuant to which the Company engaged the Firm to provide general legal services requested by the Company. Mr. Steinberg continued to provide services for the Firm while employed by the Company. On September 10, 2020, Mr. Steinberg tendered his resignation to the Company. The Agreement provided for a monthly retainer fee payable to the Firm in the amount of $21,250, excluding litigation services. The Company also reimbursed the Firm for any expenses incurred in connection with the Firm’s services to the Company. In connection with this arrangement, the Company incurred legal expenses payable to the Firm in the amount of $263,000 for the year ended December 31, 2019. These amounts were classified within general and administrative expenses on the condensed consolidated statements of operations for the year ended December 31, 2019.

Mr. Lundberg was appointed to the Board on July 15, 2020. Mr. Lundberg serves as the sole member of JSP Realty Investments, LLC (“JSP”), a company that receives annual payments from the Company of approximately $150,000 as part of a lease for real property located in Westborough, MA and for electricity credits generated by a solar array also located in Westborough. As the sole member of JSP, Mr. Lundberg is the sole beneficiary of such transactions.

REVIEW, APPROVAL AND RATIFICATION OF RELATED PARTY TRANSACTIONS

We are a smaller reporting company as defined by Rule 12b-2 of the Securities and Exchange Act of 1934 and are not required to provide the information under this item.

ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy our reports or other filings made with the SEC at the SEC’s Public Reference Room, located at 100 F Street, N.W., Washington, DC 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also access these reports and other filings electronically on the SEC’s web site, www.sec.gov.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2020

TOWN SPORTS INTERNATIONAL HOLDINGS, INC.

By: /s/ Patrick Walsh

Patrick Walsh, Chairman and Chief Executive Officer